December 21, 2018

Richard Belstock
Chief Financial Officer
PLUMAS BANCORP
35 S. Lindan Avenue
Quincy, CA 95971

       Re: PLUMAS BANCORP
           Registration Statement on Form S-3
           Filed December 20, 2018
           File No. 333-228916

Dear Mr. Belstock:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services